Exhibit 99.1

Confidential

Tuniu Announces Unaudited Third Quarter 2016 Financial Results

Net Revenues in Q3 2016 Increased by 35.7% Year-Over-Year

Total Travel GMV in Q3 2016 Increased by 56.0% Year-Over-Year

NANJING, China, November 30, 2016 -- Tuniu Corporation (NASDAQ:TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Highlights for the Third Quarter of 2016

•	Total travel gross merchandise value (“GMV”)[1], which includes gross booking from packaged tour products and the GMV of travel-related products, increased by 56.0% to RMB7.1 billion (US$1.1 billion2) year-over-year in the third quarter of 2016.
•	Packaged tour gross bookings[3], which include organized tours and self-guided tours, increased by 34.8% to RMB5.3 billion (US$798.8 million) year-over-year in the third quarter of 2016.
•	Net revenues in the third quarter of 2016 increased by 35.7% year-over-year to RMB4.0 billion (US$607.0 million).
•	Total number of trips from organized tours (excluding local tours) increased by 67.5% year-over-year and the total number of trips from self-guided tours increased by 46.0% year-over-year in the third quarter of 2016.

Mr. Donald Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “We had a solid third quarter performance with total travel GMV and net revenue growing 56.0 percent and 35.7 percent year-over-year, respectively. Through our other travel-related service offerings, we have been able to make notable improvements to our conversion rate and user stickiness as repeat customer contribution reached 45.7 percent of our total travel GMV during the quarter.”

Mr. Alex Yan, Tuniu’s co-founder, President and Chief Operating Officer, said, “The Tuniu brand has developed into a highly reputable icon in China over the years. We believe we can utilize our brand assets to efficiently expand both horizontally and vertically in the travel industry. During the third quarter, GMV of transportation ticketing and accommodation reservation both grew rapidly. We continue to make significant strides in expanding our coverage of leisure travel resources, particularly in terms of flight routes and hotels. Since Tuniu’s coverage of leisure travel resources is one of the most comprehensive in China, we expect this to evolve into a core competitive advantage and differentiate Tuniu from its industry peers.”

1 Total travel GMV consists of the gross booking from organized tour and self-guided tour products, and GMV of travel-related products such as air tickets, hotels and attraction tickets.

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6685 on September 30, 2016 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

3 Packaged tour gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.

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Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “In the third quarter, we started to rescale our marketing expenses to focus on channels with higher ROI. As a result, our sales and marketing expenses declined in the third quarter on a quarter-over-quarter basis. We will prioritize the improvement of our internal operational efficiency and leverage our existing brand assets to expand both our packaged tour business and our other travel-related services. Combined with our increasing gross margin, we expect to improve our profitability in the near future.”

Third Quarter 2016 Results

Net revenues were RMB4.0 billion (US$607.0 million) in the third quarter of 2016, representing a year-over-year increase of 35.7% from the corresponding period in 2015. The number of trips sold increased by 46.5% to 2,444,638 in the third quarter of 2016 from 1,668,325 in the third quarter of 2015.

•	Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB3.9 billion (US$577.4 million) in the third quarter of 2016, representing a year-over-year increase of 33.4% from the corresponding period in 2015. The increase was primarily due to the growth in demand for travel to certain international destinations, such as Japan, South Korea, Middle East, Africa, and North America. In the third quarter of 2016, the number of trips of organized tours (excluding local tours) increased by 67.5% to 1,064,316 from 635,555 in the third quarter of 2015, and the number of trips of local tours increased by 26.8% to 840,450 from 663,051 in the third quarter of 2015.

•	Revenues from self-guided tours, which are recognized on a net basis, were RMB67.4 million (US$10.1 million) in the third quarter of 2016, representing a year-over-year increase of 0.6% from the corresponding period in 2015. The increase in revenues was primarily due to the growth in travel to Japan, South Korea, North America, Southeast Asia and domestic destinations. The number of trips of self-guided tours increased by 46.0% year-over-year to 539,872 in the third quarter of 2016 from 369,719 in the third quarter of 2015.

•	Other revenues, were RMB130.0 million (US$19.5 million) in the third quarter of 2016, representing a year-over-year increase of 191.6% from the corresponding period in 2015. The increase was primarily due to a rise in service fees received from insurance companies, revenue generated from financial services and commission fees received from other travel-related products, such as transportation ticketing and accommodation reservation.

Cost of revenues was RMB3.8 billion (US$571.7 million) in the third quarter of 2016, representing a year-over-year increase of 35.4% from the corresponding period in 2015. As a percentage of net revenues, cost of revenues was 94.2% in the third quarter of 2016 compared to 94.4% in the corresponding period in 2015.

Gross margin was 5.8% in the third quarter of 2016 compared to 5.6% in the corresponding period in 2015. The increase in gross margin was primarily due to the increased contribution from other revenue as a result of category expansion and the optimization of our supply chain management.

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Operating expenses were RMB832.3 million (US$124.8 million) in the third quarter of 2016, representing a year-over-year increase of 58.0% from the corresponding period in 2015. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB56.5 million (US$8.5 million) in the third quarter of 2016. Non-GAAP4 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB775.8 million (US$116.3 million) in the third quarter of 2016, representing a year-over-year increase of 58.3%.

•	Research and product development expenses were RMB168.0 million (US$25.2 million) in the third quarter of 2016, representing a year-over-year increase of 92.8%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.8 million (US$0.3 million), were RMB166.2 million (US$24.9 million) in the third quarter of 2016, representing an increase of 93.3% from the corresponding period in 2015. The increase was primarily due to investments for the implementation of additional product categories such as transportation ticketing, hotel booking and financial services, improvement of online technology, and the rise in technology and product development personnel related expenses.

•	Sales and marketing expenses were RMB499.9 million (US$75.0 million) in the third quarter of 2016, representing a year-over-year increase of 47.9% and a quarter-over-quarter decrease of 19.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.4 million (US$5.2 million), were RMB465.5 million (US$69.8 million) in the third quarter of 2016, representing a year-over-year increase of 45.4% from the corresponding period in 2015 and a quarter-over-quarter decrease of 21.0% from the second quarter of 2016. The year-over-year increase was primarily due to advertisements for our mobile channels, expansion of our VIP customer service team, and amortization of acquired intangible assets from the previously announced transaction with JD.com. The quarter-over-quarter decrease was primarily due to the decline in brand promotions such as advertisements on television and offline advertisement campaigns.

•	General and administrative expenses were RMB168.0 million (US$25.2 million) in the third quarter of 2016, representing a year-over-year increase of 61.7%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB20.3 million (US$3.0 million), were RMB147.7 million (US$22.2 million) for the third quarter of 2016, representing a year-over-year increase of 71.1% from the corresponding period in 2015. The increase was primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion, such as regional service center expansion and product category expansion.

4 The section below entitled “About Non-GAAP Financial Measures” provides information about the use of non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and non-GAAP Results” at the end of this press release reconciles non-GAAP financial information with the Company’s financial results under GAAP.

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Loss from operations was RMB596.8 million (US$89.5 million) in the third quarter of 2016, compared to a loss from operations of RMB358.7 million in the third quarter of 2015. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB540.1 million (US$81.0 million) in the third quarter of 2016.

Net loss was RMB571.7 million (US$85.7 million) in the third quarter of 2016, compared to a net loss of RMB433.7 million in the third quarter of 2015. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB515.0 million (US$77.2 million) in the third quarter of 2016.

Net loss attributable to ordinary shareholders was RMB568.5 million (US$85.2 million) in the third quarter of 2016, compared to a net loss attributable to ordinary shareholders of RMB433.3 million in the third quarter of 2015. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB511.8 million (US$76.7 million) in the third quarter of 2016.

As of September 30, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB5.5 billion (US$826.2 million).

Business Outlook

For the fourth quarter of 2016, Tuniu expects to generate RMB2,084.7 million to RMB2,179.5 million of net revenues, which represents 10% to 15% growth year-over-year, and RMB147.4 million to RMB155.3 million of gross profit, which represents 85% to 95% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on November 30, 2016, (9:00 pm, Beijing/Hong Kong Time, on November 30, 2016) to discuss the third quarter 2016 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu Corporation 3Q 2016 Earnings Call

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A telephone replay will be available one hour after the end of the conference through December 7, 2016. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10097134

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,700,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

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About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company’s business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations and Strategic Investment General Manager

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

(Financial Tables Follow)

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Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	2,101,217	1,447,744	217,102
Restricted cash	338,997	122,132	18,315
Short-term investments	1,226,415	3,939,524	590,766
Accounts receivable, net	113,252	300,357	45,041
Amounts due from related parties	60,004	361,409	54,196
Prepayments and other current assets	1,285,607	1,460,756	219,053
Yield enhancement products and accrued interest	413,861	508,857	76,308
Total current assets	5,539,353	8,140,779	1,220,781

Non-current assets
Property and equipment, net	145,190	197,093	29,556
Intangible assets	715,548	622,383	93,331
Goodwill	136,569	147,639	22,139
Yield enhancement products over one year and accrued interest	300,267	835,979	125,362
Other non-current assets	349,214	64,250	9,635
Long-term amounts due from related parties	-	152,769	22,909
Total non-current assets	1,646,788	2,020,113	302,932
Total assets	7,186,141	10,160,892	1,523,713

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	767,307	1,290,681	193,549
Amounts due to related parties	28,762	90,949	13,639
Salary and welfare payable	147,389	187,634	28,137
Taxes payable	8,429	15,979	2,396
Advances from customers	1,223,313	1,690,505	253,506
Accrued expenses and other current liabilities	1,026,282	569,024	85,330
Amounts due to the individual investors of yield enhancement products	589,151	1,267,771	190,113
Total current liabilities	3,790,633	5,112,543	766,670

Non-current liabilities	57,785	66,286	9,940
Total liabilities	3,848,418	5,178,829	776,610

Shareholders’ equity
Ordinary shares	181	242	36
Less: Treasury stock	-	(617)	(93)
Additional paid-in capital	5,482,637	8,826,990	1,323,684
Accumulated other comprehensive income	167,025	259,402	38,900
Accumulated deficit	(2,328,423)	(4,201,224)	(630,010)
Total Tuniu’s shareholders’ equity	3,321,420	4,884,793	732,517
Noncontrolling interests	16,303	97,270	14,586
Total Shareholders’ equity	3,337,723	4,982,063	747,103
Total liabilities and shareholders’ equity	7,186,141	10,160,892	1,523,713

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Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$

Revenues
Organized tours	2,886,591	2,213,324	3,850,230	577,376
Self-guided tours	66,974	67,063	67,398	10,107
Others	44,592	85,657	130,045	19,501
Total revenues	2,998,157	2,366,044	4,047,673	606,984
Less: Business and related taxes	(14,563)	(3,755)	-	-
Net revenues	2,983,594	2,362,289	4,047,673	606,984
Cost of revenues	(2,815,402)	(2,241,641)	(3,812,124)	(571,661)
Gross profit	168,192	120,648	235,549	35,323

Operating expenses
Research and product development	(87,150)	(141,259)	(168,033)	(25,198)
Sales and marketing	(337,994)	(623,296)	(499,896)	(74,964)
General and administrative	(103,899)	(141,463)	(167,997)	(25,193)
Other operating income	2,162	5,451	3,618	543
Total operating expenses	(526,881)	(900,567)	(832,308)	(124,812)
Loss from operations	(358,689)	(779,919)	(596,759)	(89,489)
Other income/(expenses)
Interest income	28,580	20,942	26,675	4,000
Foreign exchange related gains/(losses), net	(103,546)	(8,285)	414	62
Other (loss)/income, net	(684)	193	(430)	(64)
Loss before income tax expense	(434,339)	(767,069)	(570,100)	(85,491)
Income taxes (expense)/benefit	616	145	(1,612)	(242)
Net loss	(433,723)	(766,924)	(571,712)	(85,733)
Less: Net loss attributable to noncontrolling interests	(418)	(2,116)	(3,234)	(485)
Net loss attributable to ordinary shareholders	(433,305)	(764,808)	(568,478)	(85,248)

Net loss	(433,723)	(766,924)	(571,712)	(85,733)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	150,250	119,928	29,500	4,424
Comprehensive loss	(283,473)	(646,996)	(542,212)	(81,309)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.51)	(2.02)	(1.50)	(0.22)
Net loss per ADS - basic and diluted*	(4.54)	(6.06)	(4.50)	(0.67)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	286,115,390	378,120,850	378,412,340	378,412,340

Share-based compensation expenses included are as follows:
Cost of revenues	213	182	195	29
Research and product development	838	1,289	1,387	208
Sales and marketing	305	328	320	48
General and administrative	16,634	21,532	19,607	2,940
Total	17,990	23,331	21,509	3,225

*Each ADS represents three of the Company’s ordinary shares.

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Reconciliations of GAAP and Non-GAAP Results

(In thousands, except per share information)

	Quarter Ended September 30, 2016
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Cost of revenues	(3,812,124)	195	-	(3,811,929)

Research and product development	(168,033)	1,387	399	(166,247)
Sales and marketing	(499,896)	320	34,113	(465,463)
General and administrative	(167,997)	19,607	656	(147,734)
Other operating income	3,618	-	-	3,618
Total operating expenses	(832,308)	21,314	35,168	(775,826)

Loss from operations	(596,759)	21,509	35,168	(540,082)

Net loss	(571,712)	21,509	35,168	(515,035)

Net loss attributable to Tuniu’s shareholders	(568,478)	21,509	35,168	(511,801)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.50)			(1.35)
Net loss per ADS - basic and diluted	(4.50)			(4.05)

	Quarter Ended June 30, 2016
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Cost of revenues	(2,241,641)	182	-	(2,241,459)

Research and product development	(141,259)	1,289	399	(139,571)
Sales and marketing	(623,296)	328	34,110	(588,858)
General and administrative	(141,463)	21,532	621	(119,310)
Other operating income	5,451	-	-	5,451
Total operating expenses	(900,567)	23,149	35,130	(842,288)

Loss from operations	(779,919)	23,331	35,130	(721,458)

Net loss	(766,924)	23,331	35,130	(708,463)

Net loss attributable to Tuniu’s shareholders	(764,808)	23,331	35,130	(706,347)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.02)			(1.87)
Net loss per ADS - basic and diluted	(6.06)			(5.61)

	Quarter Ended September 30, 2015
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result
Cost of revenues	(2,815,402)	213	-	(2,815,189)

Research and product development	(87,150)	838	316	(85,996)
Sales and marketing	(337,994)	305	17,612	(320,077)
General and administrative	(103,899)	16,634	930	(86,335)
Other operating income	2,162	-	-	2,162
Total operating expenses	(526,881)	17,777	18,858	(490,246)

Loss from operations	(358,689)	17,990	18,858	(321,841)

Net loss	(433,723)	17,990	18,858	(396,875)

Net loss attributable to ordinary shareholders	(433,305)	17,990	18,858	(396,457)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.51)			(1.39)
Net loss per ADS - basic and diluted	(4.54)			(4.16)